UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42739

BLUEMOUNT HOLDINGS LIMITED

(Registrant’s Name)

Room 1007, 10/F, Capital Centre,

No. 151 Gloucester Road, Wan Chai, Hong Kong

+852 2137 2688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Bluemount,” “we,” “us” and “our” refer to Bluemount Holdings Limited and its subsidiaries.

Change in Chief Financial Officer

The Company announces that Ms. Lui Tung Mui has resigned from her position as Chief Financial Officer of Bluemount Holdings Ltd., effective July 24, 2026. Her resignation was due to personal reason and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Ms. Lui Tung Mui’s departure, on July 24, 2026, the Board appointed Mr. Chan Ka Ki to serve as the new Chief Financial Officer of the Company, effective July 24, 2026. The appointment of Mr. Chan as the Chief Financial Officer has no specific term and can be terminated by either Mr. Chan or the Company with one-month advance notice. The biographical information of Mr. Chan is set forth below.

Mr. Chan Ka Ki, age 47, served as the Chief Financial Officer at Incredible Holdings Limited from April 2014 to December 2024. In this role, he responsible for the full spectrum of group financial reporting, budgeting, tax compliance, financial analysis, appraisal and acquisition and disposal of assets and investment regulatory a risk compliance. He graduated from Monash University, Australia with a Bachelor in Accounting and is a member of both Certified Practicing Accountants (Australia) and Hong Kong Institute of Certified Public Accountants.

Mr. Chan does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bluemount Holdings Limited

Date: July 24, 2026	By:	/s/ Chan Wan Shan Sandra
	Name:	Chan Wan Shan Sandra
	Title:	Chairperson of the Board, Chief Executive Officer and Director